FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Material Event	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Cristian Florence
Title:	General Counsel

Date: September 3, 2012

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Santiago, September 3, 2012

Material Event

Banco Santander Chile informs that in an ordinary Board Meeting held on August 28, 2012, the Board was informed of the following:

1)	In accordance with Article 49 no. 8 of the General Banking Law, Cristian Florence Kauer was named as General Counsel of Banco Santander Chile and that the Chief Executive Officer, Claudio Melandri was named Secretary of the Board, both in replacement of Juan Pedro Santa María who was named as an Alternate Board member of the Bank.
2)	As a result of the above, the Board annulled Juan Pedro Santa María appointment as deputy CEO.

Sincerely,

Claudio Melandri Hinojosa

Chief Executive Officer

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